SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.     )*

FireEye, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31816Q 10 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31816Q 10 1	13 G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS JAFCO Technology Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 7,267,503 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 7,267,503 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,267,503 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by JAFCO Technology Partners, L.P. (“JAFCO I”), JAFCO Technology Partners II, L.P. (“JAFCO II”), JTP Management Associates, LLC (“JTP I”), JTP Management Associates II, LLC (“JTP II”), Joseph Horowitz (“Horowitz”), Thomas M. Mawhinney (“Mawhinney”) and Tsunesaburo Sugaya (“Sugaya” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by JAFCO I. JTP I serves as the general partner of JAFCO I. As such, JTP I possesses power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP I. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. JTP I, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS JTP Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 7,267,503 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 7,267,503 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,267,503 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by JAFCO I. JTP I serves as the general partner of JAFCO I. As such, JTP I possesses power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP I. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. JTP I, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS JAFCO Technology Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 314,357 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 314,357 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,357 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by JAFCO II. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS JTP Management Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 314,357 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 314,357 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,357 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by JAFCO II. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Joseph Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 7,581,860 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 7,581,860 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,860 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 7,267,503 shares of Common Stock held by JAFCO I and (ii) 314,357 shares of Common Stock held by JAFCO II. JTP I serves as the general partner of JAFCO I. As such, JTP I possesses power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP I. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP I, JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Thomas M. Mawhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 7,581,860 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 7,581,860 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,860 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 7,267,503 shares of Common Stock held by JAFCO I and (ii) 314,357 shares of Common Stock held by JAFCO II. JTP I serves as the general partner of JAFCO I. As such, JTP I possesses power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP I. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP I, JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Tsunesaburo Sugaya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 7,581,860 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 7,581,860 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,860 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held by JAFCO II. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP NO. 31816Q 10 1	13 G	Page 9 of 12 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of FireEye, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Item 1(b)	Address of issuer’s principal executive offices:

FireEye, Inc.

1440 McCarthy Blvd.

Milpitas, California 95035, United States of America

Items 2(a)	Name of Reporting Persons filing:

JAFCO Technology Partners, L.P. (“JAFCO I”)

JAFCO Technology Partners II, L.P. (“JAFCO II”)

JTP Management Associates, LLC (“JTP I”)

JTP Management Associates II, LLC (“JTP II”)

Joseph Horowitz (“Horowitz”)

Thomas M. Mawhinney (“Mawhinney”)

Tsunesaburo Sugaya (“Sugaya”)

Item 2(b)	Address or principal business office or, if none, residence:

JAFCO Ventures

505 Hamilton Avenue, Suite 310

Palo Alto, California 94301, United States of America

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
JAFCO I	Delaware, United States of America
JAFCO II	Delaware, United States of America
JTP I	Delaware, United States of America
JTP II	Delaware, United States of America
Horowitz	United States of America
Mawhinney	United States of America
Sugaya	Japan

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

31816Q 10 1

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

CUSIP NO. 31816Q 10 1	13 G	Page 10 of 12 Pages

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2013:

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
JAFCO I	7,267,503	0	7,267,503	0	7,267,503	7,267,503	6.0%
JAFCO II	314,357	0	314,357	0	314,357	314,357	0.3%
JTP I (2)	0	0	7,267,503	0	7,267,503	7,267,503	6.0%
JTP II (2)	0	0	314,357	0	314,357	314,357	0.3%
Horowitz (2)	0	0	7,581,860	0	7,581,860	7,581,860	6.3%
Mawhinney (2)	0	0	7,581,860	0	7,581,860	7,581,860	6.3%
Sugaya (2)	0	0	7,581,860	0	7,581,860	7,581,860	6.3%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	JTP I serves as the general partner of JAFCO I. As such, JTP I possesses power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP I. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO I and may be deemed to have indirect beneficial ownership of the shares held by JAFCO I. JTP II serves as the general partner of JAFCO II. As such, JTP II possesses power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. Horowitz, Mawhinney and Sugaya are members of the Investment Committee of JTP II. As such, Horowitz, Mawhinney and Sugaya possess power to direct the voting and disposition of the shares owned by JAFCO II and may be deemed to have indirect beneficial ownership of the shares held by JAFCO II. JTP I, JTP II, Horowitz, Mawhinney and Sugaya own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 120,822,637 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

Item 5	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 31816Q 10 1	13 G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

JAFCO TECHNOLOGY PARTNERS, L.P.
BY:	JTP MANAGEMENT ASSOCIATES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Joseph Horowitz
Managing Director

JAFCO TECHNOLOGY PARTNERS II, L.P.
BY:	JTP MANAGEMENT ASSOCIATES II, LLC
ITS:	GENERAL PARTNER

By:	/s/ Joseph Horowitz
Managing Director

JTP MANAGEMENT ASSOCIATES, LLC

By:	/s/ Joseph Horowitz
Managing Director

JTP MANAGEMENT ASSOCIATES II, LLC

/s/ Joseph Horowitz
Managing Director

/s/ Joseph Horowitz
Joseph Horowitz

/s/ Thomas M. Mawhinney
Thomas M. Mawhinney

/s/ Tsunesaburo Sugaya
Tsunesaburo Sugaya

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement